Exhibit 12
PANHANDLE EASTERN PIPE LINE COMPANY, LP

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the consolidated ratio of earnings to fixed charges on an historical basis for the years ended December 31, 2011, 2010, 2009, 2008 and 2007. For the purpose of calculating such ratios, “earnings” consist of pre-tax income from continuing operations before income or loss from equity investees, adjusted to reflect distributed income from equity investments, and fixed charges, less capitalized interest. “Fixed charges” consist of interest costs, amortization of debt discount, premiums and issuance costs and an estimate of interest implicit in rentals. No adjustment has been made to earnings for the amortization of capital interest for the periods presented as such amount is immaterial. Interest on FIN 48 liabilities is excluded from the computation of fixed charges as it is recorded by the Company in income tax expense versus interest expense.

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(In thousands)
FIXED CHARGES:
Interest Expense	$106,458	$102,001	$82,881	$90,514	$83,748
Net amortization of debt discount, premium and
issuance expense	1,469	1,457	1,615	(1,457)	(1,197)
Capitalized Interest	1,146	6,629	25,701	18,910	14,203
Interest portion of rental expense	4,254	4,497	4,122	3,050	3,582

Total Fixed Charges	$113,327	$114,584	$114,319	$111,017	$100,336

EARNINGS:
Consolidated pre-tax income (loss) from continuing
operations	$263,494	$244,456	$242,315	$247,206	$246,742
Earnings of equity investments	(208)	(237)	(224)	(304)	(299)
Distributed income from equity investments	580	-	-	-	-
Capitalized interest	(1,146)	(6,629)	(25,701)	(18,910)	(14,203)
Minority interest	-	-	-	-	-
Total fixed charges (from above)	113,327	114,584	114,319	111,017	100,336

Earnings Available for Fixed Charges	$376,047	$352,174	$330,709	$339,009	$332,576

Ratio of Earnings to Fixed Charges	3.3	3.1	2.9	3.1	3.3